Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com

June 30, 2016

Martin James
Securities and Exchange Commission
Senior Assistant Chief Accountant
Office of Electronics and Machinery
100 F Street, NE
Washington, DC 20549

Re:    Terex Corporation (“Terex” or the “Company”) Form 10-K for the Year Ended December 31, 2015 Filed February 22, 2016; Form 8-K filed April 26, 2016 File No. 001-10702

Dear Mr. James:

I have received a copy of your letter dated June 22, 2016, conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 8-K filed April 26, 2016

Exhibit 99.1

SEC REQUEST OR COMMENT NO. 1:

We note that you present a non-GAAP measure titled “as adjusted basis loss from continuing operations” but you have not provided the required reconciliations to the most directly comparable GAAP measure as well as the other disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please confirm that in future filings you will revise your presentations of non-GAAP measures to comply fully with that guidance.

TEREX CORPORATION’S RESPONSE:

Terex hereby confirms that in its applicable future filings, the Company will provide the required reconciliations to the most directly comparable GAAP measure as well as the other disclosures required by Item 10(e)(1)(i) of Regulation S-K.

By way of example, in future filings the tabular presentation included on page 7 of Exhibit 99.1 of the Form 8-K filed with the Commission on April 26, 2016 would appear in the following format:

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Martin James
Securities and Exchange Commission
June 30, 2016

	Q1 2016 As Reported	Merger Related **	Restructuring & Related **	Q1 2016 As Adjusted

Income (loss) from Continuing Operations	($74.2)	$8.9	$59.7	($5.6)
Earnings (loss) per share *	($0.68)	$0.08	$0.55	($0.05)

* Based on diluted weighted average shares outstanding of 108.8M
** After-tax amounts are calculated using a jurisdictional blended tax rate

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex’s filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen
Eric I Cohen

cc:    Kevin P. Bradley

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com